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Cherry Block Craft Butcher and Texas Kitchen

Houston, TX

`0% OF MINIMUM GOAL`

$0 raised

$275,000 min target

Investment Type: Revenue Sharing Note
Investment Multiple: Up to 1.45x

COMING SOON



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Highlights

Company Description

Business Model

The Menu

Location Analysis

The Team

Data Room

Investment Terms

Use of Proceeds

Comments

Gallery

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HIGHLIGHTS

Cherry Block Craft Butcher & Texas Kitchen is breaking down the prototypical steakhouse into a truly local and approachable experience

- A network of Texas-based ranchers make up Cherry Block's sources of protein, reflecting the concept's ethos of "Texans feeding Texans"
- Cherry Block is able to integrate and manage the entire supply chain to offer a true ranch-to-table experience by harvesting, butchering, cooking, and serving customers directly - a truly rare occurrence within the restaurant industry

Opening in one of Houston's fastest growing neighborhoods and in one of the most creative and community-centric development projects in the area

- Garden Oaks is teeming with young couples and families in the densely populated residential neighborhood
- Stomping Grounds is a brand-new, award winning development that is being heralded as truly community-centric, offering beautiful indoor and outdoor spaces that allow for safe gatherings

Multiple revenue streams offer the restaurant an adaptive business model

- Counter service and on-site dining will be complemented by prepackaged meals, local delivery, a full bar, and retail apparel

Founder Felix Florez and Jess DeSham Timmons bring decades of operating experience in the industry to the expansion of Cherry Block

- Founder Felix Florez, a 4th generation Texan, has a deep understanding of the business as a rancher, sommelier, and restaurateur and has connections throughout the Texas ranch network
- Jess DeSham Timmons will assist Cherry Block and its incoming chef on a consulting level to develop the menu and systems. Her expertise stems from more than 20 years of operations experience in the Houston hospitality industry.

COMPANY DESCRIPTION

Cherry Block Craft Butcher & Texas Kitchen is coming to the Garden Oaks area in Houston. Expanding beyond a successful launch at Bravery Chef Hall, Felix Florez and Jess Timmons are countering the archetypical steakhouse meal and bringing straightforward and simple meals to guests.





Cherry Block is crafting a menu that is designed to both capture the interest of the ultimate food lover with creative and responsibly sourced food while also feeling approachable to anyone who comes to the counter.

A key part of the company ethos is "Texans Feeding Texans." Cherry Block feels strongly about supporting local communities through marketplaces and events, but its unique opportunity comes in the form of its supply-chain and procurement. Felix, whose varied experiences include opening his first restaurant at the age of 19 and serving as a wine director at Brennan's of Houston before becoming one of Houston's most recognized ranchers that focuses on humanely raised and locally sourced meats. Through both his own ranch and processing company (Black Hill Meats) and his distribution company (Falcon Lake Farms), Felix's deep network of trusted ranchers throughout Texas allows Cherry Block to source high-quality protein responsibly.

Cherry Block harvests, butchers, cooks, and serves with no break in the supply chain whatsoever - offering unique value a rare experience to its customers. Having the ability to butcher animals to their specifications allows the restaurant to introduce various cuts of pork and beef that many other restaurants don't have a lot of access to. In turn, they're able to keep the price point at a level that will give guests a meal like they would otherwise get at a fine dining restaurant without breaking the bank.

Cherry Block Craft Butcher & Texas Kitchen is opening a 2,600 square foot restaurant in the beautiful new development, The Stomping Grounds. This will be a fully scaled restaurant with full food and beverage menus, along with a wine list specifically curated by in-house sommelier Florez. The Garden Oaks neighborhood has flourished and grown, and Cherry Block will be joining an exciting ecosystem of tenants that include Shoot the Moon, Fat Cat Creamery, Blood Bros. BBQ, Luloo's Bodega, Sora Sushi, and several to-be-announced concepts from some of Houston's most creative restaurant and retail owners.

Cherry Block's mission is to be the first dining establishment that discriminating diners think about when they expect the highest quality, casual Texas fare in the greater Houston area and beyond. Cherry Block will leverage the team's celebrated culinary background, strong relationships with local ranchers and farmers, and established reputation amongst Houston's biggest foodies to create an experience and opportunity for consumers that cannot be found anywhere else. Quality, excellence, and local sustainability are central to everything that comes in the door to what is served at Cherry Block from start to finish.

BUSINESS MODEL

People care more than ever about where their food comes from. Customers will buy and pay more for local, made from scratch, quality meals. Cherry Block is designed from the ground up to offer this in a unique way that few in the industry can.

Through Felix's distribution company Falcon Lake Farms, Cherry Block is able to source and harvest protein directly from a network of some of the best ranchers and producers from around Texas. As Culturemap describes, "From a diner's perspective, Florez and Timmons supervise all aspects of the meats they consume from how the animals are raised to how the butchered meats are cooked and served." This not only ensures quality, but the in-house procurement and operational expertise reduces costs for the business, and the value is passed through to customers by offering an approachable price point for superior quality.

Cherry Block was in operation and offering its uniquely Texas experience out of Bravery Chef Hall in downtown Houston. Already planning on expansion in 2020, Cherry Block was able to close its location in January 2021 to focus on the launch of its new locations.

The team adapted quickly to the pressures of COVID-19 on the retail & food industry. In addition to great cuisine, Cherry Block understands the pivots necessary to adjust to the post-pandemic environment, and its business model has evolved over the past year to generate new revenue streams.

Through a partnership with HEB, Cherry Block began offering pre-packed ready-to-heat meals through a retail channel last May.

Applying Felix's background as a sommelier, wine, beer, and spirits will be sold alongside local juices, mixers and other bar paraphernalia. Cherry Block has an opportunity to sell specialized products across the country through their new e-commerce platform with a nearly unlimited audience to sell to.

Finally, Cherry Block has developed a new delivery product that allows them to grow brand recognition and increase word-of-mouth marketing. They are considering utilizing partnerships with Lyft, professional shopping agencies, and other locations to make it easier for consumers to access their goods, apparel, and merchandise





THE MENU

Since the beginning, Cherry Block craft Butcher and Texas Kitchen has been known for its hearty fare. They are especially known for their meaty foods, offering Texan classics, from a southern smokehouse burger to a heritage pork chop. All of the food is sourced-locally and the menus reflect the sophisticated and fine-dining tastes of Texans.








SMALL PLATES

romaine wedge
bleu cheese | lardon | tomato

mushroom pistolette
beignet | wild mushroom creme

gumbo + deviled potatoes
smoked ham hock | andouille

shrimp + cracklins
boiled gulf shrimp | cracklins | potatoes

whiskey bacon
heritage bacon | whiskey apple jam | dressed
arugula

FROM THE SHOP

center cut ribeye | 10 oz

chain on filet | 7 oz

falcon lake farms heritage pork chop

chicken stuffed chicken
bacon marmalade

bayou harvest
blackened catfish | alligator sausage

HANDHELDS

cb burger + herbed tallow fries
house ground beef | cheese | ltop

bacon mushroom burger
smoked burger | heritage bacon | roasted
mushroom | gouda

southern smokehouse burger
smoked burger | pimento cheese fried green
tomato | alabama white sauce

citrus chicken sandwich
grilled chicken | charred onion mayo | TX
toast

BLTPC + herbed tallow fries
heritage bacon | lettuce | tomato | pimento
cheese | TX toast

texas chili cheese dog
beef cheek chili | fondue | jalapeno + onion

SIDES

creamed greens

mac + cheese

smashed potatoes

street corn

roasted mushrooms

sauteed green beans

herbed tallow fries

green goddess bibb salad

SWEETS

biscuit bread pudding
bourbon creme | seasonal fruit

baked to order cookie
chocolate chip, straight from the oven

https://www.cherryblockbutcher.com/menu

LOCATION ANALYSIS

Stomping Grounds at Garden Oaks, 1223 W 34th Street, Houston, TX 77018

REVIVE Development - Thoughtfully Curated. Supplying Demand. Conscious urban development in the heart of Houston's urban core.

Known for repurposing existing structures for new uses, Revive Development acquired the

future Stomping Ground's 3-acre property in Garden Oaks in 2017, just before Hurricane Harvey hit. Although the project was delayed by months and some changes were made to the design based on area flooding, all three existing structures were repurposed. Only one building was newly constructed. The project also includes an 8,000-square-foot green space and entertainment area, which was a desirable feature when the project opened amid Covid-19. There are also full-length patios on each building, and Revive helped restaurant tenants open safely in a socially distant manner last year.

1225 W 34TH ST, HTX 77018



ROSSLYN RD
W 43RD ST
KROGER
PLONK
PETSMART
ROSS
BERRYHILL
DOMINOS
MASSAGE ENVY
50,000
GATLIN'S BBQ
UNION KITCHEN
GOLDEN WOK
SWEET CUP
SHIPLEY DONUTS
MARCO'S PIZZA
THRIVE VETERINARIAN
SHIPLEY DO-NUTS
PETROL STATION
CROWBAR
GREAT HEIGHTS BREWING
WALKING STICK BREWING
LA FITNESS
SEARS
ALDI
CVS
SUBWAY
COTTONWOOD
PINK'S PIZZA
SHEPHERD PARK
DRAUGHT HOUSE
MOLLY'S MUTT HOUSE
WALTRIP HIGH SCHOOL
ELLA BLVD
YMCA
GOVINDAS
ALBA ST
TACOS A GO-GO
W 34TH
W 34TH
N SHEPHERD DR
ELLA OAKS
BB'S CAFE
ALADDIN
MARBLE SLAB
REFORME LARGEE
SURFHOUSE
BRANCHE BOUTIQUE
LOCAL POKE
SKOAH
LES BAGET
EL POLLO LOCO
BURGER KING
TACO BELL
KFC
SLOWPOKES
SITE
STARBUCKS
GABBY'S
SONIC
TACO CABANA
FIVE GUYS
WHITE OAK BAYOU
610
POPEYE'S
MCDONALD'S
CARL'S JR
RAISING CANE'S
MEMORIAL HERMANN
LOWES
HOME DEPOT
WHATABURGER
CHICK-FIL-A
CHIPOTLE
THROUGHGOOD COFFEE
SOUL TACO
HEB
POLKA DOT DOGS
THE BARKING PIG
RAINBOW LODGE
CRISP
MCINTYRE'S
THE BOOT
EUREKA HEIGHTS
CEDAR CREEK
WICKLOW
DURHAM DR
SHEPHERD DR
TONY'S MEXICAN
CAVATORE'S
KING'S BIERHAUS
EGG HAUS
HEB
W 20TH ST
W 19TH ST
W 18TH
ELLA BLVD
FAT CAT CREAMERY
TARKA
HUGS & DONUTS
KA SUSHI
MELLOW MUSHROOM

DEVELOPMENT HIGHLIGHTS

- 8,000 SF communal lawn
- 17,000 SF restaurant, retail, and office
- 12:1 Parking ratio
- Premium covered patio areas
- Under-served market
- Stage and entertainment area

MARKET DEMOGRAPHICS

	1 mi	3 mi	5 mi
POPULATION	14,237	130,078	386,206
EMPLOYEE POPULATION	13,760	104,412	386,206
AVERAGE HH INCOME	$113,070	$82,952	$85,377
MEDIAN AGE	38.4	35.4	33.7
NEW HOME VALUES	$785k-$1.2m		
ANN. HH RESTAURANT SPENDING	$4,575	$3,466	$3,597

RESTAURAUNT SATURATION

GARDEN OAKS / OAK FOREST	2.35
HOUSTON HEIGHTS	3.85
WEST U / RICE VILLAGE	4.87
UPPER KIRBY / RIVER OAKS	7.14
MONTROSE	7.54

THE TEAM



Felix Florez
FOUNDER & PARTNER

in

From the moment he was able to, Felix found his way into the foodservice industry by becoming an expo and host at a local restaurant. His restaurant career moved quickly throughout the upscale dining world. He purchased a French/Belgian bistro at the age of 19 in Austin, TX.

By the early 2000s, Felix picked up his family and set out to look for space to relocate or seek fresh opportunities, working at some of the finest restaurants in Houston. Felix's last position in restaurants was Wine Director at Brennan's of Houston, cultivating a supreme wine program to complement the French-creole flavors of one of Houston's most beloved culinary institutions.

Throughout his career, Felix couldn't help but notice that the high-quality ingredients being utilized in the kitchens were produced all over the nation, but few were from Texas. Recognizing this opportunity, Felix formulated a plan: to bring the expressive flavors of Texas' grand livestock to Houston restaurants. He drove all over the nation, finding a unique selection of heritage breed hogs and decided to raise them humanely, in a free and open setting, allowing them to enjoy the land and to partake in a natural diet.

As Black Hill Ranch was born, Felix's reputation gained speed, and restaurants quickly realized the quality and expressive flavors of the meat he was offering. Felix, unknowingly, had stumbled upon the Farm to Table movement right at its inception and has helped to propel it into the spotlight in the Houston culinary community. "Texans Feeding Texans" is a motto that is deeply rooted in all of his ventures. His family helps out in all aspects of Felix's businesses. He has been fortunate to become a partner in local Houston restaurant Blood Bros. BBQ, and now Cherry Block Craft Butcher and Texas Kitchen.

DATA ROOM

Disclosure Statement	Note Purchase Agreement
VIEW	VIEW

INVESTMENT TERMS

Issuer	Type of Offering	Offered By
Cherry Block 3, LLC	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$275,000
Offering Max	$400,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note

Investment Multiple	Up to 1.45x
	If paid within 36 months, then it is a 1.35x multiple.
Revenue Sharing Percentage	Up to 8%
Maturity	48 months
Payments	Monthly
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

The total project cost is $500,000 with $100K+ from tenant allowances and funding from the NextSeed campaign. The NextSeed funds will be allocated towards the design and engineering, interior construction, furniture, furnishings, fixtures, legal and professional, contingency, working capital.

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